April 4, 2016

VIA EDGAR AND E-MAIL

Mr. Christian Windsor

Special Counsel

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

JPMorgan Chase & Co.

Registration Statement on Form S-3

Filed February 24, 2016

File No. 333-209681

JPMorgan Chase & Co.

JPMorgan Chase Financial Company LLC

Registration Statement on Form S-3

Filed February 24, 2016

File Nos. 333-209682 & 333-209682-01

Dear Mr. Windsor:

We are in receipt of the letter dated March 18, 2016 to Marianne Lake, Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding your review of the Registration Statement of JPMorgan Chase on Form S-3 (File No. 333-209681) filed on February 24, 2016 and the Registration Statement of JPMorgan Chase and JPMorgan Chase Financial Company LLC (“JPMorgan Financial”) on Form S-3 (File Nos. 333-209682 and 333-209682-01) filed on February 24, 2016 (together, the “Registration Statements”).

To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.

JPMorgan Chase & Co.  •  270 Park Avenue, 38th floor, New York, New York 10017

Tel: 212 270 0938  •  Email: neila.radin@chase.com

General

1. We note that your registration statements incorporate by reference your Form 10-K for the fiscal year ended December 31, 2015, which in turn incorporates by reference Part III information from a proxy statement which you have not yet filed. Prior to seeking effectiveness for the registration statements, please amend your Form 10-K to include Part III information for the fiscal year ended December 31, 2015, or file your proxy statement including the information. Alternatively, please amend your registration statements to include the information. For guidance, please refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

The Firm acknowledges the Staff’s comment and notes that, before seeking effectiveness of the Registration Statements, the Firm will file a proxy statement relating to its 2016 annual shareholder meeting which will include the required Part III information. JPMorgan Chase expects to file the proxy statement on April 7, 2016.

Registration Statement on Form S-3, File No. 333-209681

2. Please revise your prospectus cover page to disclose the markets for the securities that will be offered and the trading symbols for those securities. Please also add a cross-reference to the Risk Factors section of your most recent annual report. See Item 1 of Form S-3 and Item 501(b)(4) and -(5) of Regulation S-K.

The Firm acknowledges the Staff’s comments and has revised its prospectus cover page to disclose the possible markets for the securities that may be offered by the prospectus. In addition, the Firm will include the trading symbol for any listed securities that it may offer from time to time on the cover page of each applicable prospectus supplement. The Firm has also revised the prospectus cover page in both Registration Statements to add a cross-reference to the Risk Factors section of its most recent annual report.

Description of Currency Warrants, page 33

3. We note that JPMorgan Chase Financial Company LLC may issue warrants that are exercisable for cash in an amount that is determined by reference to the value of specified currencies. Please tell us why these instruments are appropriately characterized as warrants rather than as swaps.

The Firm acknowledges the Staff’s comment and notes that in the sixth paragraph under the caption “Description of Currency Warrants” in the prospectus that forms a part of JPMorgan Chase’s Registration Statement on Form S-3 (File No. 333-209681), the Firm indicates that each issue of currency warrants will be listed on a national securities exchange. The definition of “security” under Section 2(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), includes “any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency” and the definition of “swap” under Section 1a(47)(B) of the Commodity Exchange Act, as amended (the “Commodity Exchange Act”), excludes any “any put, call, straddle, option, or privilege relating to a foreign currency entered into on a national securities exchange registered pursuant to section 6(a) of the Securities Exchange Act of 1934.” Accordingly, because the currency warrants that may be offered under this Registration Statement will all be listed on national securities exchanges, the Firm believes that these instruments are appropriately characterized as warrants rather than as swaps.

Registration Statement on Form S-3, File No. 333-209682

Description of Warrants of JPMorgan Chase & Co., page 12

4. We note that JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC may issue warrants that are exercisable for cash in an amount that is determined by reference to certain financial instruments/assets or events. Please tell us why these instruments are appropriately characterized as warrants rather than swaps or security-based swaps.

JPMorgan Chase and JPMorgan Financial have amended the Registration Statement on Form S-3 (File Nos. 333-209682 and 333-209682-01) to register only the following types of warrants:

•	For JPMorgan Chase:

•	warrants for the purchase of debt securities;

•	warrants entitling the holders thereof to receive from JPMorgan Chase, upon exercise, an amount in cash determined by reference to decreases or increases in the level of a specific index or in the levels (or relative levels) of two or more indices or combinations of indices, which index or indices may be based on one or more stocks, bonds or other securities, one or more currencies or currency units or any combination of the foregoing, provided that any warrants that are based, in whole or in part, on one or more currency indices will be listed on a national securities exchange;

•	warrants entitling the holders thereof to receive from JPMorgan Chase, upon exercise, an amount in cash determined by reference to decreases or increases in the price or level (or relative price, level or exchange rate) of specified amounts of one or more currencies or currency units, provided that these warrants will be listed on a national securities exchange; and

•	warrants to purchase or sell securities issued by JPMorgan Chase or another entity, securities based on the performance of such entity, securities based on the performance of such entity but excluding the performance of a particular subsidiary or subsidiaries of such entity, a basket of securities or any combination of the above.

•	For JPMorgan Financial: warrants entitling the holders thereof to receive from JPMorgan Financial, upon exercise (including automatic or deemed exercise), an amount in cash, if any, determined by reference to one or more securities, currencies, currency units, composite currencies or one or more baskets, indices or other combinations of the foregoing, provided that any warrants based, in whole or in part, on one or more currencies, currency units or composite currencies will be listed on a national securities exchange.

JPMorgan Chase and JPMorgan Financial believe that as a result of the above changes to the types of warrants that may be offered under this Registration Statement, all of those warrants will be excluded from the definition of swap under Section 1a(47)(B) of the Commodity Exchange Act and from the definition of security-based swap under Section 2(a)(17) of the Securities Act, Section 1a(42) of the Commodity Exchange Act and Section 3(a)(68) of the Securities Exchange Act of 1934, as amended.

Description of Warrants of JPMorgan Chase Financial Company LLC, page 27

5. We note that you are registering the offering of warrants to be issued by JPMorgan Chase Financial Company LLC and guaranteed by JPMorgan Chase & Co. Please tell us how this offering meets the eligibility criteria of General Instruction I.C. to Form S-3.

General Instruction I.C. to Form S-3 provides that, “[i]f a registrant is a majority-owned subsidiary, security offerings may be registered on this Form if: . . . (3) the parent of the registrant-subsidiary meets the Registrant Requirements and the applicable Transaction Requirement, and provides a full and unconditional guarantee, as defined in Rule 3-10 of Regulation S-X (§210.3-10 of this chapter), of the payment obligations on the securities being registered, and the securities being registered are non-convertible securities, other than common equity.”

JPMorgan Financial is a wholly owned subsidiary of JPMorgan Chase, and JPMorgan Chase meets the Registrant Requirements set forth under General Instruction I.A. to Form S-3 and the Transaction Requirements set forth under General Instruction I.B.1. JPMorgan Chase will fully and unconditionally guarantee the payment obligations on the warrants to be issued by JPMorgan Financial. The warrants to be issued by JPMorgan Financial provide only for payments of amounts in cash upon exercise, are not convertible into common equity of JPMorgan Financial and are not convertible into or exchangeable for any other securities or other assets, and therefore are not common equity as defined under Rule 405 of the Securities Act and are non-convertible securities.

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JPMorgan Chase and, as applicable, JPMorgan Financial will include the required “Tandy” language referenced on page 3 of the Staff’s letter in the acceleration request for each Registration Statement.

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If you have any questions or request any further information, please do not hesitate to contact me.

Very truly yours,

/s/ Neila B. Radin

Neila B. Radin
Managing Director &
Associate General Counsel
JPMorgan Chase & Co.

cc:	Alexandra M. Ledbetter, Staff Attorney, Division of Corporation Finance, United States Securities and Exchange Commission
Anthony J. Horan, Corporate Secretary, JPMorgan Chase & Co.
Lee Meyerson, Maripat Alpuche and Lesley Peng, Simpson Thacher & Bartlett LLP
John G. Crowley, Davis Polk & Wardwell LLP
William V. Fogg, Cravath, Swaine & Moore LLP

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